Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated February 28, 2013, with respect to the financial statements and financial highlights of Northeast Investors Growth Fund appearing in the December 31, 2012 Annual Report to Shareholders on Form N-CSR, which are incorporated by reference in this Post-Effective Amendment No. 39 to Registration Statement No. 002-68483 on Form N-1A (the “Registration Statement”). We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Financial Highlights” in the Prospectus and under the captions “Custodian, Transfer Agent and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ GRANT THORNTON LLP

Boston, Massachusetts
April 30, 2013